Exhibit 99.20

URANIUM ROYALTY CORP.

Notice of Annual GENERAL Meeting

and Management information Circular

Date and Time:	December 16, 2020 at 9:00 a.m. (Vancouver time)

Place:	1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia Canada

October 29, 2020

These materials are important and require your immediate attention. They require shareholders of Uranium Royalty Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to your shares, please contact Uranium Royalty Corp.

CHAIRMAN’S INVITATION	i
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 16, 2020	ii
MANAGEMENT INFORMATION CIRCULAR	1
VOTING INFORMATION	1
DEFINITIONS	5
VOTING AND PROXIES: QUESTIONS AND ANSWERS	6
THE MEETING	8
VOTING SECURITIES AND PRINCIPAL HOLDERS	8
ELECTION OF DIRECTORS	8
MANAGEMENT CONTRACTS	11
APPOINTMENT OF AUDITOR	11
STATEMENT OF EXECUTIVE COMPENSATION	11
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	21
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	21
AUDIT COMMITTEE AND CORPORATE GOVERNANCE	21
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	26
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26
REGISTRAR AND TRANSFER AGENT	26
OTHER BUSINESS	27
ADDITIONAL INFORMATION	27
SHAREHOLDER PROPOSALS	27
APPROVAL OF INFORMATION CIRCULAR	28
SCHEDULE “A”	29
CHANGE IN AUDITOR REPORTING PACKAGE	29
SCHEDULE “B”	32
AUDIT COMMITTEE CHARTER	32

October 29, 2020

Dear Shareholders:

You are cordially invited to attend our annual general meeting of shareholders, which will take place on December 16, 2020 at 9:00 a.m. (Vancouver time).

The items of business to be considered at the meeting are more fully described in the accompanying management information circular.

Your participation and views are important. If you cannot attend the meeting in person, we encourage you to vote by proxy. Instructions on how to vote by proxy are contained in the instructions to the proxy and in the accompanying management information circular.

We have mailed a copy of the management information circular for the meeting to our registered shareholders and other shareholders who have asked to receive such information.

I look forward to seeing you at the meeting.

Sincerely,

/s/ Amir Adnani
Amir Adnani
Chairman and Director

i

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 16, 2020

TO:	The shareholders of Uranium Royalty Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Wednesday, December 16, 2020, at 9:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended April 30, 2020, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year – see “Election of Directors” in the Company’s Management Information Circular (the “Information Circular”);

3.	Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize our directors to fix the remuneration to be paid to our auditor for the ensuing year – see “Appointment of Auditors” in the Information Circular; and

4.	Other Business: to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof – see “Other Business” in the Information Circular.

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (the “CBCA”), the Company is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended April 30, 2020 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at: http://www.uraniumroyalty.com/investor-centre/financial-reports/ and under the Company’s profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Company.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-855-396-8222 (extension 509). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on December 4, 2020, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. on December 14, 2020, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Company’s board of directors have fixed October 26, 2020, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each Registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Vancouver time) on December 14, 2020, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered shareholders of the Company may also vote their proxies via telephone or the internet in accordance with the instructions provided in the proxy.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Company is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting, and may decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, Canada, as of the 29 day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Amir Adnani
Amir Adnani
Chairman and Director

ii

MANAGEMENT INFORMATION CIRCULAR

October 29, 2020

This Management Information Circular (“Information Circular”) is being furnished to holders (“Shareholders”) of common shares in the capital of Uranium Royalty Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors and management of the Company for use at the annual general meeting to be held at 9:00 a.m. (Vancouver time) on Wednesday, December 16, 2020, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the Notice of Meeting dated October 29, 2020 (the “Notice of Meeting”), which accompanies and is part of this Information Circular.

Pursuant to exemptions obtained by the Company under the Canada Business Corporations Act (the “CBCA”), the Company is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended April 30, 2020 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”) pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“National Instrument 51-102”) and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”) of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered holders of common shares will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return box for shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2021 fiscal year. The Meeting Materials are available on the Company’s website at www.uraniumroyalty.com and under the Company’s profile on www.sedar.com. Shareholders may contact the Company to request a paper copy of the Meeting Materials toll free at 1-855-396-8222 (extension 509).

The information contained in this Information Circular is given as of October 29, 2020, unless otherwise indicated. All dollar amounts set forth in this Information Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Company has set the close of business on October 26, 2020, as the record date (the “Record Date”) for determining which Shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record (“Registered Shareholders”) as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

We need a quorum of Shareholders to transaction business at the Meeting. Under the Company’s By-Laws, a quorum is two or more persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued common shares of the Company having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on October 26, 2020, on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 9:00 a.m. (Vancouver time) on December 14, 2020, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the common shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditors of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Company has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Company’s website at www.uraniumroyalty.com and under the Company’s profile at www.sedar.com.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to National Instrument 54-101, the Company does not intend to pay for Intermediaries to forward the Meeting Materials to Objecting Beneficial Owners. Accordingly, Objecting Beneficial Owners will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

DEFINITIONS

In this Information Circular, unless otherwise stated:

“Board” or “Board of Directors” means our board of directors.

“Computershare” means Computershare Investor Services Inc., our transfer agent.

“URC”, the “Company”, “we”, “us” and “our” means Uranium Royalty Corp., as the context requires.

“Exchange” means the TSX Venture Exchange, or such other exchange upon which the Shares may become listed for trading.

“Information Circular” means this management information circular.

“Management Proxyholder” means Amir Adnani, a director and officer of URC, or, failing him, Josephine Man, an officer of URC, or, failing her, Scott Melbye, a director and officer of URC.

“Meeting” means our annual general meeting of Shareholders to be held December 16, 2020, and any adjournment(s) or postponement(s).

“Notice” means the notice of annual general meeting of Shareholders dated October 29, 2020, accompanying this Information Circular.

“Order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

“Record Date” means October 26, 2020.

“Share” means a common share of URC.

“Shareholder” means an owner of a Share.

“UEC” means Uranium Energy Corp.

“$” means Canadian dollars and “US$” means United States dollars.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Registered Shareholder as of the close of business on October 26, 2020, which we refer to as the Record Date. If you acquire Shares after the close of business on the Record Date, you will not be entitled to vote those Shares at the Meeting.

Each Share entitles the holder to one vote. As at October 26, 2020, there were 71,835,238 Shares issued and outstanding.

Q: What am I voting on?

A: The following matters:

●	the election of directors to hold office until next year’s annual general meeting; and

●	the appointment of PricewaterhouseCoopers LLP, as our auditor until next year’s annual general meeting, at a remuneration to be fixed by the directors.

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by (1) attending the Meeting in person and voting, (2) voting your proxy in accordance with the instructions provided in the form of proxy, including via telephone or the internet, or (3) completing and signing a form of proxy appointing someone to represent you and to vote your Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy in the form enclosed, the person(s) named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their judgment. As of the date of this Information Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The cost of this solicitation will be borne by us.

Q: If I deliver a proxy, who will vote my Shares?

A: Amir Adnani (or, failing him, Josephine Man or, failing her, Scott Melbye), has been named as the Management Proxyholder in the accompanying proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Management Proxyholder to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your Shares and that he or she should present himself/herself to a representative of Computershare.

Q: What if my Shares are registered in more than one name or in the name of my company?

A: If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: You will have given authority to whoever the proxy appoints as your proxyholder to vote, or withhold from voting, your Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to Computershare at the address set out below so that it arrives no later than 9:00 a.m. (Vancouver time) on December 14, 2020 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Management Proxyholder will vote or withhold from voting your Shares in accordance with your instructions.

In the absence of such instructions, your Shares will be voted FOR the election of the directors nominated by management, and FOR the appointment of PricewaterhouseCoopers LLP, as auditor.

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) and delivered to Computershare or our registered office, up to and including the last business day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting or any adjournment(s) or postponement(s). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote.

If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact our transfer agent, Computershare, at:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

1-800-564-5263 (toll free North America)

1-514-982-7555 (international)

THE MEETING

The following is a summary of certain information contained in this Information Circular concerning the business that will be transacted at the Meeting and the matters that you will be asked to vote on. This summary is not intended to be complete. You should read the entire Information Circular carefully.

Presentation of Financial Statements

Our audited consolidated financial statements for the year ended April 30, 2020, and the accompanying auditor’s report will be presented to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. You will have an opportunity to ask questions about our consolidated financial statements at the Meeting.

Election of Directors

The Board is recommending electing five persons to the Board. Further information on each nominee can be found in this Information Circular under “Election of Directors”. Each of our directors is elected each year at the annual general meeting and holds office until the next annual general meeting, unless that director resigns or until that director sooner ceases to hold office.

The Board recommends that you vote FOR all nominees standing for election.

Appointing the Auditor

The Board of Directors is proposing that PricewaterhouseCoopers LLP, Vancouver, Canada, be appointed as auditor, at a remuneration to be fixed by the Board. A representative of PricewaterhouseCoopers LLP, is expected to be present at the Meeting and available to answer questions.

The Board recommends that you vote FOR the resolution appointing PricewaterhouseCoopers LLP, as our auditor and authorizing the Board to fix their remuneration.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our authorized capital consists of an unlimited number of Shares. As at October 29, 2020, there were a total of 71,835,238 Shares issued and outstanding. Each Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each Share held.

Principal Holders of Shares

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Shares as at October 26, 2020:

Name	Number of Shares	Percentage of Outstanding Shares
UEC	14,000,000	19.5%

ELECTION OF DIRECTORS

The Board is recommending five persons (the “Nominees”) for election at the Meeting. Each of the five persons whose name appears below is proposed by the Board to be nominated for election as a director of URC to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office.

The following table (and notes thereto) states the name and province or state and country of residence of each Nominee, all offices of URC now held by the Nominee, the period of time for which the Nominee has been a director of URC and the number of Shares beneficially owned by the Nominee, directly or indirectly, or over which the Nominee exercises control or direction, as at the date hereof:

The Board recommends that you vote FOR all Nominees standing for election.

Name, Province or State and Country of Residence	Current Position(s) with URC	Director Since	Securities Held(4) (#)
Amir Adnani(1)(2) British Columbia, Canada	Chairman and Director	August 23, 2019	Shares: 2,333,400(5) Warrants: 1,333,400
Scott Melbye(3) Colorado, United States of America	Chief Executive Officer, President and Director	April 21, 2017	Shares: 475,000 (5) Warrants: 75,000
David Neuburger(1)(2)(3) Saskatchewan, Canada	Director	August 23, 2019	Shares: 20,000 Warrants: 20,000
Vina Patel(1)(2)(3) London, England, United Kingdom	Director	October 23, 2019	Shares: 70,000
Neil Gregson London, England, United Kingdom	Director	October 13, 2020	—

Notes:

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Includes Shares and warrants directly and indirectly beneficially owned and controlled by the applicable director.
(5)	Excludes 14,000,000 Shares held by UEC., of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice-President.

Set out below are the profiles of our Nominees for election at the Meeting:

Amir Adnani, Chairman and Director. Mr. Adnani has been the Chairman and a director of the Company since August 23, 2019. Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the founder and Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and is a director of the university’s Alumni Association.

Scott Melbye, Director. Mr. Melbye has been a director of the Company since April 2017. Mr. Melbye has over 35 years of experience in the nuclear energy industry and has held leadership positions in various uranium mining companies and industry organizations. Mr. Melbye has served as an Executive Vice President of UEC since September 8, 2014, where he is responsible for uranium marketing and sales and strategic growth objectives. Previously, Mr. Melbye was the Vice President of Commercial at Uranium Participation Corporation from 2014 to 2018 and concurrently served as an advisor to the Chairman of Kazatomprom, the national uranium company of Kazakhstan, until March 2018. Prior to that, Mr. Melbye held the position of Executive Vice President of Marketing at Uranium One Inc. from 2011 to 2014, and, from 1989 to 2010, held various positions at Cameco Corporation, including President of their global marketing subsidiary, Cameco, Inc. Mr. Melbye served in industry leadership positions as the President of the Uranium Producers of America and Chair of the Board of Governors of the World Nuclear Fuel Market. Mr. Melbye holds a Bachelor of Science (B.Sc.) in Business Administration from Arizona State University.

David Neuburger, Director. Mr. Neuburger has been a director of the Company since August 23, 2019. Mr. Neuburger is a self-employed mining industry professional with more than 30 years of experience in leadership roles, operations management, corporate strategic planning, projects and mine engineering. From 2014 to 2018, he served as Vice President, General Manager, Kupol Operations for Kinross Gold Corporation, leading a remote Arctic gold mining and regional milling operation in the Russian far east. Prior to that, Mr. Neuburger worked for 20 years in the uranium industry, holding several senior roles with Cameco Corporation. As Vice President, International Mining with Cameco Corporation from 2010 to 2013, Mr. Neuburger’s areas of responsibility included in situ recovery (ISR) mining operations in the USA and Kazakhstan, and activities in Australia advancing a project pre-feasibility study. From 2004 to 2010 as Vice President, Mining Division with Cameco Corporation, Mr. Neuburger provided leadership to all Cameco’s Canadian (Saskatchewan) mining operations and various divisional support groups including technical services, compliance & licensing, and supply chain management. Other key roles while at Cameco included General Manager, Rabbit Lake Operation and Corporate Strategic Planner. Mr. Neuburger also served on the Board of the Saskatchewan Mining Association, including as President and in other executive committee roles. Mr. Neuburger received a Bachelor of Engineering (Mining) from McGill University in 1985 and an MBA from the University of Saskatchewan in 2000.

Vina Patel, Director. Ms. Patel has been a director of the Company since October 23, 2019. Ms. Patel is a capital markets professional with 18 years of experience. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully setup a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies including a number of uranium companies. She has established long standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an MBA from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship. Prior to this she was a senior school teacher and holds an MA in Education.

Neil Gregson, Director. Mr. Gregson has been a director of the Company since October 13, 2020. Mr. Gregson is a qualified mining engineer with 30 years of experience in the resources sector. From September 2010 to April 2020 Mr. Gregson was a Portfolio Manager at J.P. Morgan Asset Management Global Equities Team based in London where he was responsible for global natural resources mandates. He held prior investment management roles at CQS Asset Management as a Senior Portfolio Manager focused on natural resources and at Credit Suisse Asset Management as Head of Emerging Markets and related sector funds. Mr. Gregson has an Honours Degree in Mining Engineering from Nottingham University and began his career in 1984 with Anglo American in South Africa.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Nominees are, as at the date of this Information Circular, or have been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

●	was subject to an Order that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or

●	was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Nominees

●	is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

●	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee;

●	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

MANAGEMENT CONTRACTS

To the best of the knowledge of our directors and executive officers, our management functions are not, to any substantial degree, performed by any person other than our directors and senior officers.

APPOINTMENT OF AUDITOR

Effective June 1, 2020, Ernst & Young LLP (“EY”) resigned as the auditor for the Company (at the request of the Company) and PricewaterhouseCoopers LLP (“PwC”) was appointed as auditor of the Company, to hold office until the Meeting. In accordance with National Instrument 51-102, a copy of the prescribed reporting package relating to the change in auditors is attached to this Information Circular as Schedule “A”, including the Company’s notice of change in auditors dated June 1, 2020 and letters of acknowledgement from each of EY and PwC. As noted in the reporting package, no “reportable events” (within the meaning of NI 51-102) have occurred and EY did not express a modified opinion on any of their reports on the Company’s financial statements for the two most recently completed fiscal years preceding June 1, 2020 or any period subsequent to the two most recently completed fiscal years and ending on June 1, 2020.

Management of the Company will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

The Board recommends that you vote FOR the resolution appointing PricewaterhouseCoopers LLP, as our auditor and authorizing the Board to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 and Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, and sets forth the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the only other executive officer, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our officer or an officer of any of our subsidiaries at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The table below sets forth the compensation, excluding compensation securities, paid to NEOs and directors during the Company’s two most recently completed financial years or such shorter period for which the NEO or director has been an executive officer or director of the Company.

Name and Position(s)	Year	Salary Consulting Fee, Retainer or Commission	Bonus(2)	Committee or Meeting Fees	Value of Perquisites	Value of All Other Compensation(3)	Total Compensation
Scott Melbye(1) Chief Executive Officer, President and	2020	$126,358	—	$33,324	—	—	$159,682	(4)
Director	2019	$33,240	—	$33,240	—	—	$66,480	(4)
Josephine Man(5) Chief Financial Officer and Corporate	2020	$90,000	—	—	—	$43,015	$133,015
Secretary	2019	$60,000	$10,000	—	—	—	$70,000
Philip Williams(6) Former Chief Executive Officer, President and	2020	$62,500	—	—	—	$94,994	$157,494
Director	2019	$151,875	$25,000	—	—	—	$176,875
Amir Adnani Chairman and	2020	$46,500	—	—	—	—	$46,500
Director	2019	—	—	—	—	—	—
David Neuburger	2020	$10,000	—	—	—	—	$10,000
Director	2019	—	—	—	—	—	—
Lady Barbara Judge(7)	2020	$10,000	—	—	—	—	$10,000
Director	2019	—	—	—	—	—	—
Vina Patel	2020	$10,000	—	—	—	—	$10,000
Director	2019	—	—	—	—	—	—
Neil Gregson(8)	2020	—	—	—	—	—	Nil
Director	2019	—	—	—	—	—	—

Notes:

(1)	Mr. Melbye provides services as Chief Executive Officer pursuant to a letter agreement dated October 22, 2019. Management fees of $99,778 (2019: $Nil) and Chair fees of $26,580 (2019: $33,240) for the year ended April 30, 2020 was paid to Mr. Melbye through a company controlled by Mr. Melbye, in his capacity as Chief Executive Officer and President, and Chairman of the Company, respectively. For his services as a member of the Company’s Advisory Committee, a fee of $33,324 (2019: $33,240) for the year ended April 30, 2020 was paid to Mr. Melbye through a company controlled by Mr. Melbye.
(2)	The Company may pay a bonus to NEOs as may be approved by its Compensation Committee based on performance during the applicable period.
(3)	All other compensation includes non-cash accounting accruals for source deductions relating to the fiscal year ended April 30, 2020, and do not represent amounts actually paid to or received by the NEO or its management company.
(4)	Fees paid to Mr. Melbye were in United States dollars, and have been converted to Canadian dollars for reporting purposes in this table at the average exchange rate of US$1.00 = C$1.3307 for the financial year ended April 30, 2020 and at the average exchange rate of US$1.00 = C$1.3296 for the financial year ended April 30, 2019.
(5)	Ms. Man provides services as Chief Financial Officer of the Company pursuant to a consulting agreement dated August 30, 2018. Amounts stated reflect the management fee paid to Ms. Man, through a company controlled by Ms. Man.
(6)	Mr. Williams resigned as Chief Executive Officer and President on October 8, 2019 and resigned as Director on October 23, 2019. Amounts stated reflect the management fee paid to Mr. Williams through a company controlled by Mr. Williams, for his services as Chief Executive Officer and President
(7)	Lady Judge passed away on August 31, 2020.
(8)	Mr. Gregson was appointed as a director of the Company on October 13, 2020 to fill the vacancy left by the passing of Lady Judge.

Stock Options and Other Compensation Securities

As set forth in the table below, no compensation securities were granted or issued to NEOs and directors by the Company or its subsidiaries in the Company’s most recently completed financial year or such shorter period for which the NEO or director has been an executive officer or director of the Company.

Name and Position(s)	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Scott Melbye Chief Executive Officer, President and Director	—	—	—	—	—	—	—
Josephine Man Chief Financial Officer and Corporate Secretary	—	—	—	—	—	—	—
Philip Williams(1) Former Chief Executive Officer, President and Director	—	—	—	—	—	—	—
Amir Adnani Chairman and Director	—	—	—	—	—	—	—
David Neuburger Director	—	—	—	—	—	—	—
Lady Barbara Judge(2) Director	—	—	—	—	—	—	—
Vina Patel Director	—	—	—	—	—	—	—
Neil Gregson(3) Director	—	—	—	—	—	—	—

Notes:

(1)	Mr. Williams resigned as Chief Executive Officer and President on October 8, 2019 and resigned as a director of the Company on October 23, 2019.
(2)	Lady Judge passed away on August 31, 2020.
(3)	Mr. Gregson was appointed as a director of the Company on October 13, 2020 to fill the vacancy left by the passing of Lady Judge.

As set forth in the table below, there were no exercises of compensation securities by an NEO or director during the Company’s most recently completed financial year or such shorter period for which the NEO or director has been an executive officer or director of the Company.

Exercise of Compensation Securities by Directors and NEOs
Name and Position(s)	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Scott Melbye Chief Executive Officer, President and Director	—	—	—	—	—	—	—
Josephine Man Chief Financial Officer and Corporate Secretary	—	—	—	—	—	—	—
Philip Williams(1) Former Chief Executive Officer, President and Director	—	—	—	—	—	—	—
Amir Adnani Chairman and Director	—	—	—	—	—	—	—
David Neuburger Director	—	—	—	—	—	—	—
Lady Barbara Judge(2) Director	—	—	—	—	—	—	—
Vina Patel Director	—	—	—	—	—	—	—
Neil Gregson(3) Director	—	—	—	—	—	—	—

Notes:

(1)	Mr. Williams resigned as Chief Executive Officer and President on October 8, 2019 and resigned as a director of the Company on October 23, 2019.
(2)	Lady Judge passed away on August 31, 2020.
(3)	Mr. Gregson was appointed as a director of the Company on October 13, 2020 to fill the vacancy left by the passing of Lady Judge.

Oversight and Description of Director and NEO Compensation

General

The Compensation Committee considers the compensation of NEOs and directors, with the goal of providing sufficient compensation opportunities to attract, retain and motivate the best possible executive officers and directors, while at the same time aligning the interests of the Company’s NEOs and directors with those of the Shareholders. When determining individual compensation levels for the Company’s NEOs, a variety of factors will be considered, including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee shall review actual performance against corporate objectives.

The Company’s compensation policy is intended to be consistent with the Company’s business plans, strategies and goals.

The Company’s directors are entitled to receive remuneration for serving on the Board as the directors or the Shareholders may from time to time determine, and the Company is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Company. The Company’s directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Company’s behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the Board of Directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

No director compensation was paid to directors who are members of management of the Company.

Compensation Committee

The members of the Compensation Committee are David Neuburger (Chair), Amir Adnani and Vina Patel. David Neuburger and Vina Patel are independent under NI 52-110. Amir Adnani is not independent under NI 52-110 by virtue of his involvement with UEC as its Chief Executive Officer.

Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer’s contribution to the overall success of the Company and recommending to the Board the Chief Executive Officer’s level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers and directors including salary, bonus, incentive and other compensation levels.

For further information, see the profiles of members of the Compensation Committee in the section of this Prospectus entitled “Directors and Executive Officers”.

Elements of Compensation

The Compensation Committee believes that the components of the Company’s compensation package allow the Company to offer an appropriate mix of fixed versus “at-risk” compensation, which allows the Compensation Committee to achieve its primary goals with respect to compensation. Compensation for executive officers primarily consists of a base salary and an annual cash bonus. The Company’s long-term incentive plan is also another primary form of compensation for executive officers.

Base Salary. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. The Compensation Committee reviews each executive officer’s base salary with reference to relevant industry norms relating to, among other things, experience, past performance and level of responsibility. The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of salary increase trends in the marketplace, competitive positioning and an increase in responsibilities assumed by an executive officer. Since the outbreak of COVID-19, the Company’s priorities have been supporting the well-being of our employees, Shareholders and the community, while also safeguarding the long-term financial health of our business. In connection therewith, we have temporarily reduced base salary compensation for our senior management team, including named executive officers, by 25% and 15% in the first and second fiscal quarter of 2021, respectively, and in the case of the chairman, by 35% and 25% in the first and second fiscal quarter of 2021, respectively. Additionally, our independent Board members have agreed to temporarily reduce their fee for the 2021 fiscal year by 25%, beginning on May 1, 2020.

Annual Bonus. Annual cash bonuses are also a component of the total compensation that may be received by the Company’s executive officers, which provide such executive officers the potential to receive an annual financial reward based on achievement of specific goals.

LTIP Awards. The Compensation Committee also considers long-term performance incentive awards and stock options (collectively, “LTIP Awards”) to be an important component of executive compensation. The objective of making grants under the LTIP is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of Shareholders, and thereby discouraging excessive risk taking. When determining possible LTIP Award grants, the Compensation Committee also considers past grants under the LTIP.

The Company grants LTIP Awards, from time to time, to directors, officers, key employees and consultants. The Company will consider various factors when determining the number of LTIP Awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual.

Long-Term Incentive Plan

The Company has adopted a long-term incentive plan (the “LTIP”), dated November 22, 2019. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board. The aggregate number of Shares issuable under the LTIP is 10,775,285. As at the date hereof, the Company has not determined any specific grants under the LTIP.

So long as it may be required by the rules and policies of the Exchange, (a) the total number of Shares issuable to any participant under the LTIP, at any time, together with Shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding Shares; (b) the total number of Shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding Shares; and (c) the total number of Shares issuable to non-executive directors (excluding the Chairman of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding Shares.

The Board may, at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the Exchange, and (b) approval of Shareholders of the Company as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments, and the Board may make changes which may include, but are not limited to, (i) amendments of a “housekeeping nature”; (ii) any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP; (iii) an amendment which is necessary to comply with applicable law or Exchange requirements; (iv) amendments respecting administration and eligibility for participation under the LTIP; (v) changes to terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards; (vi) amendments which alter, extend or accelerate the terms of vesting applicable to any award; and (vii) changes to the termination provisions of an award or the LTIP which does not entail an extension beyond the original fixed term. If the LTIP is terminated, prior awards shall remain outstanding and in effect, in accordance with their applicable terms and conditions. The Board may waive any conditions or rights under, or amend any terms of, any awards, provided that no such amendment or alteration shall be made which would impair the rights of any participant without such participant’s consent, unless the Board determines that such amendment or alteration either is required or advisable in order to conform to any law, regulation or accounting standard or is not reasonably likely to diminish the benefits provided under such award.

The LTIP has not previously been approved by the Company’s Shareholders, and does not require Shareholder approval until such time as the Company seeks to materially amend the LTIP, including the number of awards available under it.

Restricted Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of restricted share units (“RSUs”) to directors, key employees and consultants. Each RSU shall represent one Share on vesting. RSUs shall be subject to such restrictions as the Board may establish in the applicable award agreement. The typical restriction for RSUs is time based (i.e., vesting after a fixed period of time, which period of time shall be no less than 12 months). All RSUs will vest and become payable by the issuance of Shares at the end of the applicable restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the applicable award agreement. Restrictions on any RSUs shall lapse immediately and become fully vested in the participant upon a change of control. Upon the death of a participant, subject to the applicable award agreement, any RSUs that have not vested will be immediately forfeited and cancelled without payment, provided that any RSUs granted to such participant that had vested prior to the participant’s death will accrue to the participant’s estate in accordance with the LTIP.

If a key employee’s employment is terminated for cause, any RSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. Where the employment of a key employee is terminated without cause, by voluntary termination or due to retirement, any RSUs granted to the participant will, subject to the applicable award agreement, immediately terminate without payment and be cancelled as of the termination date, provided, however, that any RSUs granted to such participant that had vested prior to the participant’s termination without cause, voluntary termination or retirement will accrue to the participant in accordance with the LTIP. If a key employee becomes afflicted by a disability, all RSUs granted to the participant will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the date of termination will accrue to the key employee in accordance with the LTIP.

In the case of directors, if a participant ceases to be a director for any reason, all RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the participant ceasing to be a director will accrue to the participant in accordance with the LTIP. Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all RSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the termination of the participant’s service to the Company will accrue to the participant in accordance with the LTIP.

Performance Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of performance share units (“PSUs”) to key employees and consultants. Each PSU shall, contingent upon the attainment of the performance criteria within the applicable performance cycle, represent one Share unless otherwise specified in the applicable award agreement. The performance criteria will be established by the Board which, without limitation, may include criteria based on the participant’s individual performance and/or the financial performance of the Company and its subsidiaries. The applicable award agreement may provide the Board with the right to revise the performance criteria and the award amounts during a performance cycle or after it has ended, if unforeseen events occur, including, without limitation, changes in capitalization, equity restructuring, acquisitions or divestitures, if such events have a substantial effect on the Company’s financial results and make the application of the performance criteria unfair absent a revision.

All PSUs will vest and become payable to the extent that the performance criteria are satisfied in the sole determination of the Board. PSUs granted to a participant shall become fully vested and payable to the extent that the performance criteria set forth in the applicable award agreement are satisfied for the performance cycle. Payment to a participant in respect of vested PSUs shall be made to such participant within 90 days after the last day of the performance cycle or upon a change of control. Upon the death of a participant, subject to the applicable award agreement, all PSUs granted to the participant which, prior to the participant’s death, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

If a key employee’s employment is terminated for cause, any PSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. If a key employee’s employment is terminated without cause, by voluntary termination, or if the participant’s employment terminates due to retirement, all PSUs granted to the participant which, prior to such termination without cause, voluntary termination or retirement, as applicable, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed. If a participant becomes afflicted by a disability, all PSUs granted to the participant will continue to vest in accordance with the terms of such PSUs, provided, however, that no PSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, PSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all PSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Deferred Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of deferred share units (“DSUs”) to directors in lieu of director fees (but not to key employees or consultants). Directors may also elect to receive any or all of their fees in DSUs in lieu of cash. A director becomes a participant effective as of the date he or she is first appointed or elected as a director and ceases to be a participant at the time he or she ceases to be a director for any reason. The number of DSUs to be granted to a participant shall be calculated by dividing the amount of fees by the market unit price on the grant date. The market unit price is defined in the LTIP as the value of a Share determined by reference to the five-day volume weighted average closing price of a Share on the immediately preceding five trading days on which trading in the Shares took place.

Each participant shall be entitled to receive, subsequent to the effective date that the participant ceases to be a director for any reason or any earlier vesting period(s) set forth in the applicable award agreement, either: (a) that number of Shares equal to the number of DSUs granted to such participant; or (b) a cash payment in an amount equal to the market unit price of the DSUs granted to such participant on the trading day following the day that the participant ceases to be a director, net of applicable withholdings. In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements for the fourth quarter), the cash payment of the value of the DSUs will be made to the participant with reference to the five trading days immediately following the public disclosure of the interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter). Upon the death of a participant, such participant’s estate shall be entitled to receive, within 120 days, a cash payment or Shares that would otherwise have been payable upon such participant ceasing to be a director.

Options

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of options to directors, key employees and consultants. The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of Shares issued or reserved for issuance pursuant to options granted under the LTIP to any one non-executive director (excluding the Chair of the Board, if any) plus the number of Shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three-month period.

In the event of a change of control, each outstanding option issued to a director or a key employee shall automatically become fully and immediately vested and exercisable, subject to the policies of the Exchange. Upon the death of a director or key employee, any option held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the option shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at the date of death of such participant.

If a key employee is terminated for cause, no option held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any option held shall remain exercisable in full for a period of 60 days after the termination or cessation date (in the case of key employees, subject to any longer period set out in an applicable award agreement, which longer period may not exceed twelve months from such termination date) or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time. If a director or a key employee becomes afflicted by a disability, all options granted to the participant will continue to vest in accordance with the terms of such options, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any option held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time.

In the case of consultants, if a participant ceases to be a consultant for any reason, subject to the applicable award agreement and any other contractual commitments between the consultant and the Company, no option held by such participant shall be exercisable from the date of termination of service.

Stock Appreciation Rights

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of stock appreciation rights (“SARs”) to directors, key employees and consultants, either on a stand-along basis or in relation to any options. SARs are awards that entitle the participant to receive an amount (the “SAR Amount”) equal to the excess, if any, of the current market price on the exercise date over the exercise price of the SAR (the “SAR Grant Price”), multiplied by the number of Shares in respect of which the SAR is being exercised. The current market price is defined in the LTIP as the last closing price of the Shares on the immediately preceding trading day prior to the relevant exercise date. The SAR Amount is payable in Shares in an amount equal to the SAR Amount divided by the current market price, provided that the applicable award agreement may provide that the Company may alternatively satisfy the SAR Amount by paying to the participant cash in an amount equal to the SAR Amount. The number of SARs to be granted, the SAR Grant Price and the time(s) at which a SAR may be exercised shall be determined by the Board and set out in an award agreement, provided that the SAR Grant Price shall not be lower than the exercise price permitted by the Exchange and further provided that the term of any SAR shall not exceed ten years. The terms of, and SAR Grant Price of, any SAR granted in relation to an option shall be the same as the terms and exercise price of the option it is granted in relation to.

In the event of a change of control, each outstanding SAR issued to directors and key employees shall automatically become fully and immediately vested and exercisable, subject to the applicable award agreement and the policies of the Exchange. Where, in the case of directors and key employees, a participant shall die while holding a SAR, any SAR held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the SAR shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at the date of death of such participant.

Where the employment of a key employee is terminated for cause, no SAR held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any SAR held shall remain exercisable in full for a period of 60 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time. If a director or key employee becomes afflicted by a disability, all SARs granted to the participant will continue to vest in accordance with the terms of such SARs, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any SAR held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, no SAR held by such participant shall be exercisable from the date of termination of service.

Employment, Consulting and Management Agreements

Other than as disclosed and below, no services were provided to the Company during the most recently completed financial year by a director or NEO, or any other party who provided services typically provided by a director or NEO, pursuant to any employment, consulting or management agreement between the Company and any other party, and the Company has no agreement or arrangement with any director or NEO or any other party with respect to any change of control of the Company or any severance, termination or constructive dismissal of any director, NEO or any other party, or any incremental payments triggered by any such change of control, severance, termination or constructive dismissal.

Consulting Agreement with Josephine Man

On August 30, 2018, the Company entered into a consulting agreement with Josephine Man as Chief Financial Officer of the Company (the “Consulting Agreement”). Pursuant to the Consulting Agreement, the Company pays Ms. Man a base fee in the amount of $90,000 per annum (the “Base Fee”). Such Base Fee shall be reviewed periodically by the Company and may be varied from time to time in the sole discretion of the Board. Under the terms of the Consulting Agreement, the Company (including by the Compensation Committee), in its sole discretion, may award Ms. Man with additional incentives and bonuses. In the first and second fiscal quarter of 2021, the Base Fee was reduced by 25% and 15% on a temporary basis, respectively, as a result of the COVID-19 outbreak. Please see “Elements of Compensation – Base Salary” on page 15 for more information.

The Company may terminate the Consulting Agreement for just cause, without notice or payment in lieu thereof. The Company is entitled to terminate the Consulting Agreement without cause by providing at least thirty days’ notice of such termination, or payment of thirty days’ Base Fee in lieu thereof. Ms. Man may terminate the Consulting Agreement for any reason by providing at least thirty days’ advance written notice. The Company may waive such notice in whole or in part, in which case the Consulting Agreement will terminate on the day elected by the Company, provided that the Company pays to Ms. Man a single lump sum cash payment on the date of such termination for any portion of such notice period waived by the Company.

Consulting Agreement with Castle Rock Uranium LLC

On October 22, 2019, the Company entered into a consulting agreement with Castle Rock Uranium LLC (“Castle Rock”), pursuant to which Castle Rock will, primarily through Scott Melbye, provide management and business development services, among other things, to the Company (the “Castle Rock Agreement”). In consideration for such services, the Company paid to Castle Rock an amount of US$15,000 for the month of October 2019, and thereafter, the Company shall pay to Castle Rock a monthly fee in the amount of US$10,000 (the “Castle Rock Fee”). In the first and second fiscal quarter of 2021, the Castle Rock Fee was reduced by 25% and 15% on a temporary basis, respectively, as a result of the COVID-19 outbreak. Please see “Elements of Compensation – Base Salary” on page 15 for more information.

The Company or Castle Rock may terminate this agreement upon thirty days’ written notice.

Consulting Agreement with Amir Adnani Corp.

On December 20, 2019, the Company entered into a consulting agreement Amir Adnani Corp. (“AdnaniCo”), pursuant to which AdnaniCo will, primarily through Amir Adnani, provide management and business development services, among other things, to the Company (the “AdnaniCo Agreement”). In consideration for such services, the Company paid to AdnaniCo an amount of $10,000 plus goods and services tax, per month, which may be adjusted from time to time, as agreed to between AdnaniCo and the Company (the “Adnani Fee”). In the first and second fiscal quarter of 2021, the Adnani Fee was reduced by 35% and 25% on a temporary basis, respectively, as a result of the COVID-19 outbreak. Please see “Elements of Compensation – Base Salary” on page 15 for more information.

The Company or AdnaniCo may terminate this agreement upon thirty days’ written notice.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under compensation plans as of April 30, 2020, the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding awards (#)	Weighted average exercise price/value of outstanding awards ($)	Number of securities remaining available for future issuance under equity compensation plan (#)
Equity compensation plans approved by securityholders	—	—	—
Equity compensation plans not approved by securityholders(1)	—	—	10,755,285	(2)
TOTAL	—	—	10,755,285

Notes:

(1)	In connection with the Company’s initial public offering completed in December 2019, the Company adopted the LTIP, which allows the Board to grant long-term equity based awards to eligible participants. Pursuant to the requirements of the Exchange, the LTIP does not require approval by the Company’s Shareholders.
(2)	The maximum number of Shares reserved for issuance under the LTIP is 10,755,285.

For more information on the LTIP, please see “Long-Term Incentive Plan” on page 16 of this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s or the Company’s subsidiaries’ directors, executive officers, employees, former directors, former executive officers, former employees, Nominees or associates of any of them, is or has been indebted to the Company or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Company or any of its subsidiaries as of the date of this Information Circular.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

Pursuant to the rules of the Exchange and applicable securities laws, and in particular NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities (the “Audit Committee Charter”).

Audit Committee Charter

The Audit Committee operates under the Audit Committee Charter that sets out its duties and responsibilities. A copy of the Audit Committee Charter is attached to this Information Circular as Schedule “B”.

Composition of the Audit Committee

The members of the Audit Committee are Amir Adnani (Chair), David Neuburger and Vina Patel. Each member of the Audit Committee is financially literate. David Neuburger and Vina Patel are both independent under NI 52-110. Amir Adnani has been determined not to be currently independent under NI 52-110 by virtue of his position with UEC as its Chief Executive Officer.

Relevant Education and Experience

All of the Audit Committee members are senior-level businesspersons with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, Amir Adnani has knowledge of the role of an audit committee of reporting companies from his years of experience as director of public companies other than the Company.

Amir Adnani

Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the founder and Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia.

David Neuburger

Mr. Neuburger is a mining industry professional with more than 30 years of experience in leadership roles, operations management, corporate strategic planning, projects and mine engineering. From 2014 to 2018, he served as Vice President, General Manager, Kupol Operations for Kinross Gold Corporation, leading a remote Arctic gold mining and regional milling operation in the Russian far east. Mr. Neuburger also served on the Board of the Saskatchewan Mining Association, including as President and in other executive committee roles. Mr. Neuburger received a Bachelor of Engineering (Mining) from McGill University in 1985 and a Masters of Business Administration from the University of Saskatchewan in 2000.

Vina Patel

Ms. Patel is a capital markets professional with 18 years of experience. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully setup a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies including a number of uranium companies. She has established long standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an MBA from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

The Company is relying on the exemption provided by section 6.1 of NI 52-110 regarding the composition of the Audit Committee and reporting obligations, which states that the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of the Company.

External Auditor Service Fees

PwC has served as the Company’s auditors since June 1, 2020. For the financial year ended April 30, 2020, audit fees were for services rendered by PwC and audit-related fees, tax fees and all other fees were for services rendered by EY, the Company’s former auditors. For the financial year ended April 30, 2019, fees were payable to EY for services rendered. See details in the table below:

Year Ended April 30,	Audit Fees(1) ($)	Audit-Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees ($)
2020	43,870(4)	68,600(5)	18,585	-
2019	69,000	-	24,240	-

Notes:

(1)	Audit fees relate to professional services rendered by the auditors for the audit of the Company’s consolidated financial statements.

(2)	Audit related fees relate to professional services rendered by the Company’s auditor related to interim reviews and related services provided.
(3)	Tax fees relate to professional services rendered by the Company’s auditor for tax compliance and tax advice.
(4)	Audit fees of $43,870, which relate to the audit of the fiscal year ended April 30, 2020, were paid to PwC.
(5)	Includes fees in the amount of $50,000, relating to professional services rendered by the Company’s auditor related to the Company completing its initial public offering on December 6, 2019.
(6)	Other than the audit fees of $43,870 paid to PwC for the fiscal year ended April 30, 2020, all fees disclosed in this table were paid to EY.

Corporate Governance

Board of Directors

The Board is currently comprised of five members, three of whom are independent. The Chairman of the Board is not independent. The Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have full access to management. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

David Neuburger, Vina Patel and Neil Gregson are independent in that they do not have a direct or indirect material relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. Amir Adnani is not independent by virtue of his involvement with UEC as its Chief Executive Officer. Scott Melbye is not independent by virtue of the scope of his involvement with the Company as its Chief Executive Officer.

Directorships

Certain directors of the Company are also directors of other reporting issuers, as set out in the table below.

Director	Other reporting issuers	Exchange	Dates
Amir Adnani	UEC GoldMining Inc.	NYSE American Toronto Stock Exchange and NYSE American	June of 2005 to Present January of 2011 to Present
Neil Gregson	Danakali Ltd.	Australian Securities Exchange and London Stock Exchange	August of 2020 to Present

Orientation and Continuing Education

The Board does not have any formal procedures to orient new Board members or provide continuing education for directors. When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining industry, having regard to the requirements for appropriate skill sets required by the Company.

As an ongoing process, the Board is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Company and with respect to developments within the mining industry. Board members have free and full access to the Company’s records at all times.

Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct addresses fair dealings, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, discrimination and harassment, and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws. The Board will have the ultimate responsibility for the administration of the Code of Conduct. The Code of Conduct is available under the Company’s profile on SEDAR.

The Company has also adopted an insider trading policy (the “Insider Trading Policy”), which applies to all employees, officers and directors of, and consultants and contractors to, the Company or any subsidiary of the Company who receive or have access to “material non-public information” (as such term is defined in the Insider Trading Policy). This group of people, members of their immediate families, and members of their households are referred to as “insiders” in the Insider Trading Policy. The Insider Trading Policy also applies to any person who receives material non-public information from any insider. The objective of the Insider Trading Policy is to ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable securities laws. The Insider Trading Policy provides for trading bans during which insiders and other persons who are subject to the policy are prohibited from trading in securities of the Company. The Insider Trading Policy also prohibits insiders and other persons who are subject to the policy from trading in securities of the Company during the period commencing on the first day after the end of each fiscal quarter and ending one trading day following the date of the public disclosure of the financial results for that quarter. Additional trading bans may also be prescribed from time to time to suspend trading because of developments known to the Company and not yet disclosed to the public.

The Company has also adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns with respect to any unlawful, illegal or otherwise improper behavior. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board in respect of filling of vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background.

Compensation

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation. See “Executive Compensation”.

Other Committees of the Board of Directors

Apart from the Audit Committee and Compensation Committee, the Board has established the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board.

Assessments

The Board establishes appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Nominating and Corporate Governance Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria.

Board Renewal

The Company does not have a mandatory retirement age or limit on the number of terms that a director may serve. The Board recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the Board of Directors’ performance. The Board balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Company recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the Board of Directors, its composition and prospective nominee candidates as well as the composition of its senior management team. The Company has not adopted a written policy relating to the identification and nomination of women, Indigenous peoples, persons with disabilities, and members of visible minorities (collectively, “Diversity Groups”) as directors, executive officers and members of senior management. The Company believes that diversity is an important factor when identifying candidates for director, executive officer or senior management position. However, the Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, experience and personal characteristics.

When considering the composition of, and individuals to nominate or hire to, the Board of Directors, executive officer positions and members of senior management, the Nominating and Corporate Governance Committee and the Board of Directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the Board of Directors and in executive officer positions; (ii) measurable objectives respecting diversity within the Company; and (iii) progress in achieving such measurable objectives.

The Nominating and Corporate Governance Committee takes gender, ethnicity, age and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the Board of Directors and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Corporate Governance and Nominating Committee will consider the level of representation of the four designated Diversity Groups on the Board and among the Company’s executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the Board of Directors, in executive officer and senior management positions.

The Company has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Company believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. However, the Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, knowledge, experience and personal characteristics.

The Company currently has one female director, representing 20% of our total directors, one female executive officer and one female member of senior management. The Company currently has 2 directors that are members of visible minorities, representing 40% of our total directors and one executive officer and member of senior management that is a visible minority. No Indigenous peoples or persons with disabilities currently serve on the Board of Directors or currently hold any executive officer positions within the Company. The Company continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no person who is or has been a director or executive officer of the Company since the beginning of the Company’s last financial year, or any proposed nominee for election as a director of the Company, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of our auditor.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Amir Adnani, the Chairman and a director of URC, serves as the Chief Executive Officer, President and a director of UEC. Scott Melbye, a director of URC, serves as Executive Vice President of UEC. Since the commencement of the most recently completed financial year, URC completed an initial public offering in December 2019. UEC owns 14,000,000 Shares of the Company, which represents approximately 19.5% of the issued and outstanding Shares.

Except as disclosed herein, no informed person of URC, Nominee or any associate or affiliate of such informed person or Nominee, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or will materially affect us or any of our subsidiaries, except any interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

For the purposes of this Information Circular, an “informed person” means (i) any of our directors or officers; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over our voting securities carrying more than 10% of the voting rights attaching to all our outstanding voting securities.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Our management knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to our management shall properly come before the Meeting, the proxy given pursuant to the solicitation by our management will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.uraniumroyalty.com. Additional financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis (the “MD&A”) for the Company’s most recently completed financial year, which are also available on SEDAR. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company’s comparative audited financial statements and MD&A at: toll free 1-855-396-8222 (extension 509), or by sending a written request to Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

The final date by which we must receive any proposals for any matter that a person entitled to vote at an annual meeting of Shareholders proposes to raise at the next annual meeting of Shareholders is July 30, 2021, subject to the requirements of the Canada Business Corporations Act, R.S.C., 1985, c. C-44.

SHAREHOLDER NOMINATIONS

The By-Laws of the Company include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Company. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Company and in writing and proper form to the Company at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 29th day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF
URANIUM ROYALTY CORP.

/s/ Amir Adnani
Amir Adnani
Chairman and Director

SCHEDULE “A”

CHANGE IN AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:	Ernst & Young LLP

PricewaterhouseCoopers LLP

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Uranium Royalty Corp. (the “Corporation”) pursuant to section 4.11 of NI 51-102 as follows:

1.	The Corporation has requested and has accepted the resignation of its auditor, Ernst & Young LLP (“EY”) effective June 1, 2020 and PricewaterhouseCoopers LLP (“PwC”) has been appointed as auditor of the Corporation, to hold office until the next annual general meeting of the Corporation.

2.	The determination to accept the resignation of EY and the determination to appoint PwC, in each case as the Corporation’s auditor, were considered and approved by both the Corporation’s board of directors and its Audit Committee.

3.	EY did not express a modified opinion for any of its reports on the financial statements of the Corporation for: (a) the two most recently completed fiscal years preceding the date of this Notice; or (b) any period subsequent to the two most recently completed fiscal years and ending on June 1, 2020.

4.	No “reportable events” (as defined in section 4.11(1) of NI 51 - 102) have occurred.

DATED the 1st day of June, 2020.

URANIUM ROYALTY CORP.

Per:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

June 1, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Nunavut)

Dear Sirs/Mesdames:

Re:	Uranium Royalty Corp.
Change of Auditor Notice dated 2020/06/01

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Uranium Royalty Corp.

June 1, 2020

To: British Columbia Securities Commission,

Alberta Securities Commission,

Financial and Consumer Affairs Authority of Saskatchewan, The Manitoba Securities Commission,

Ontario Securities Commission,

Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission,

Office of the Superintendent of Securities (Prince Edward Island),

Office of the Superintendent of Securities Service Newfoundland and Labrador, Office of the Superintendent of Securities (Northwest Territories),

Office of the Yukon Superintendent of Securities, Nunavut Securities Office

We have read the statements made by Uranium Royalty Corp in the attached copy of change of auditor notice dated June 1, 2020, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the Change of Auditor Notice dated June 1, 2020.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

URANIUM ROYALTY CORP.

(THE “COMPANY”)

1.	PURPOSE

1.1.	The audit committee of the Company (the “Committee”) is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee’s role is to:

(a)	support the board of directors of the Company (the “Board”) in meeting its responsibilities to shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.	The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

2.	COMPOSITION

2.1.	The Committee will consist of at least three members, the majority of whom are neither officers nor employees or control persons of the Company nor any of its associates or affiliates in accordance with Policy 3.1 of the TSX Venture Exchange Corporate Finance Manual and who meet the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.	The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this Committee Charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve interim financial statements and interim management’s discussion and analyses on behalf of the Board.

3.2.	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Company or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(viii)	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company’s internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	annual and interim management’s discussion and analyses;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(j)	establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(k)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(l)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(m)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(n)	evaluate, annually, the adequacy of this Committee Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.	The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.	The Committee will meet separately with the president of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.	The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board’s meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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